Exhibit 99.1

Immuron strategic investment in leading gut health biotech Ateria Health

Highlights:

●	Immuron has signed a subscription and option agreement with leading gut health biotech Ateria Health:

o	Strategic investment of approximately £1.5m (A$2.6m) to acquire an initial 17.5% of Ateria Health;

o	Option for further investment of £1.47m, expiring on 31 July 2023

●	Ateria Health is a U.K. based biotech company that develops and distributes supplements for overall health, including products that strengthen the gut microbiome. Ateria has developed and recently launched a ground-breaking product JUVIATM for the treatment of irritable bowel syndrome (IBS)

●	Intention to enter into reciprocal distribution agreement for Travelan® in the U.K. market and JUVIATM in Australian and North American markets

Melbourne, Australia, 13 October, 2022: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian based and globally integrated biopharmaceutical company that has developed two commercially available oral immunotherapeutic products for the treatment of gut mediated diseases, is pleased to announce that it has signed a strategic investment and option agreement with Ateria Health Limited, a U.K. based company that has developed ground-breaking product for the treatment of irritable bowel syndrome (IBS).

Steven Lydeamore, Chief Executive of Immuron commented: “We are delighted to have agreed this strategic investment in Ateria Health, which has developed and distributes a ground-breaking gut health product for the treatment of irritable bowel syndrome, JUVIATM. This investment allows Immuron to further strengthen its position in the broader IBS market and allows us to capitalise on opportunities working alongside Arteria, both in the UK and Australia.

Immuron will continue to focus on its strategy of expanding market verticals & product offering; growing its existing customer base; expanding its distribution network and sales & marketing of each product.”

Ateria Chief Executive Officer Neil Wickers added: “We welcome Immuron as a strategic investor in Ateria and look forward to exploring mutual benefits in supporting our respective products in the UK, Australia and other markets.”

Ateria Health overview

Ateria Health Ltd (Ateria) is a U.K.-based health and wellness company that has developed a market leading and novel IBS treatment product with distribution capability in the U.K. and Australian markets with research interests in Australia.

ERME™ is Ateria’s scientifically backed, and patent protected ingredient. It is derived from barley and comprises a mixture of natural plant-derived enzymes involved in breaking down and metabolising foods. The first commercial product is for the treatment of IBS. Ateria has launched its first brand JUVIATM, targeting IBS sufferers in Q3 CY22 in the U.K. Ateria has launched a direct-to-consumer platform (B2C) in the U.K. market and is seeking to strengthen B2B and B2C distribution of JUVIATM through its partnership with Immuron in the Australian and North American markets.

Further details can be found at https://ateriahealth.com/ and https://juvia.me/

Strategic rationale

The strategic investment advances Immuron’s objective to enter the broader IBS market with leading products and strengthen the distribution of Immuron’s Travelan® products through B2C online platforms and pharmacy and retail channels (B2B) in target markets.

The strategic investment aligns with Immuron’s growth strategy and complements its existing travel diarrhea products also focused on “gut health” as follows:

●	Establishes Immuron’s position in the large and fast-growing IBS market:

o	Ateria Health has developed market leading technology ERME™ for the development of products for the treatment of IBS and other products that improve the gut microbiome

o	Global market for digestive health products is forecast to grow from US $38 billion to $72 billion from 2019-27, at a CAGR of 7.9%[1]

●	Ateria own ERME™ intellectual property and has commercialised its first product JUVIATM

●	Immuron’s upfront investment and future investment linked to forecast financial performance and board seat

●	Potential complementary reciprocal distribution agreement where significant synergies and cost savings could be achieved versus Immuron developing its own direct to the consumer platform and entry into the U.K. and Europe

●	Utilise joint R&D capability for the development of future products

[1]	https://www.fortunebusinessinsights.com/digestive-health-market-104750

Key terms of the subscription and option agreement include:

●	Upfront cash investment of £1.48m funded from Immuron’s existing cash reserves. Completion will occur upon satisfaction of conditions including completion of Immuron confirmatory due diligence items and Ateria shareholder meeting to be held on or about 28th October 2022

●	Potential adjustment to share percentage for Immuron dependant on Ateria’s performance during its CY2023

●	Immuron offered one Ateria board seat upon completion

●	Net proceeds will be used by Ateria for the following:

o	Product launch and ongoing product marketing of JUVIATM

o	R&D (further clinical trials) for the JUVIATM products

o	Working capital

●	Investment includes pre-emptive rights to maintain percentage holding in Ateria

●	Immuron has an option to invest a further £1.47m:

o	This option expires on 31 July 2023

o	Immuron offered a second Ateria board seat upon exercise of this option

Possible distribution arrangements for reciprocal distribution of Travelan® and JUVIATM:

While there are no binding obligations on either party, Immuron and Ateria intend to explore possible arrangements for:

i.	introduction of Ateria’s JUVIATM product into the Australian market

ii.	expanding Ateria’s JUVIATM product into the USA and Canada; and

iii.	possible expansion of Immuron’s Travelan® product sales into the U.K. and Europe markets

Both management teams recognise the value of collaboration and partnership.

Immuron growth strategy and outlook:

As Immuron communicated in its FY22 results presentation, the company has committed to a clear organic growth and M&A strategy. This strategic investment into Ateria Health is the first milestone in this journey.

Immuron’s M&A strategy is built on five pillars:

-	Expanding market verticals & product offering

-	Expanding existing customer base

-	Cost & Earnings Synergies

-	Strength of IP and Management

-	Distribution network and sales & marketing by each product

The Company looks forward to keeping the market updated on all material updates.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT: Steven Lydeamore Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases.

For more information visit: http://www.immuron.com

About Ateria Health

Ateria Health Ltd is a UK based health and wellness company with research interests in Australia. Ateria are pioneering a new way forward for the gut microbiome to improve human health. JUVIA™ Digestive Balance Formula is a ground-breaking food supplement activated by our unique ingredient ERME™. Ateria Health scientists discovered that the active digestive enzymes in ERMETM help break down carbohydrates before they can cause problems.

For more information visit: https://ateriahealth.com/ and https://juvia.me/

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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